UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: December 9, 2009

ABAKAN INC.

(Exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

000-52784	N/A
(Commission File Number)	(IRS Employer Identification Number)

Robert Miller**,** Chief Executive Officer

2829 Bird Avenue, Suite 12, Miami, Florida 33133
(Address of principal executive offices)

(786) 206-5368
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On December 11, 2009 Abakan Inc. (the "Company") entered into an Investment Agreement ("Agreement") with MesoCoat, Inc., an Ohio based advanced nanocomposite ceramic-metallic (cermet) coatings company ("MesoCoat") and Powdermet Inc., its majority shareholder. MesoCoat is in the process of building a diversified, patented product platform that consists of environmentally friendly coating compositions and breakthrough methods of applying coatings to large surface areas.

Pursuant to the Agreement, the Company subscribed to a fully diluted thirty four percent (34%) equity interest in MesoCoat in exchange for $1,400,000 and a series of options to acquire up to one hundred percent (100%) of MesoCoat on the satisfaction of certain conditions. The closing of the Agreement also entitled the Company to appoint two directors to MesoCoat's five person board of directors.

The initial option entitles the Company to subscribe to an additional seventeen percent (17%) equity interest in MesoCoat in exchange for two million eight hundred thousand dollars ($2,800,000) within twelve (12) months of the closing date of the Agreement. Exercise of the initial option would increase the Company's holdings to a fully diluted fifty one percent (51%) of MesoCoat and entitle the Company's management to offer an independent director to serve as one of the five appointed to the MesoCoat board of directors. Further, the exercise of the initial option would cause the Shareholders Agreement, executed concurrently with the Agreement, to become effective. The Shareholders Agreement governs the actions of MesoCoat shareholders in certain aspects of corporate action and creates an obligation for existing shareholders and any new shareholders to be bound in like manner.

The second option entitles the Company is to subscribe to an additional twenty four percent (24%) equity interest in MesoCoat in exchange for sixteen million dollars ($16,000,000) within twelve (12) months of the exercise of the initial option. Exercise of the second option would increase the Company's holdings to a fully diluted seventy five percent (75%) of MesoCoat and entitle the Company's management to appoint a fourth director to MesoCoat's five person board of directors.

The third option entitles outside shareholders of MesoCoat, for a period of twelve (12) months after the exercise of the second option, to cause the Company to pay an aggregate amount of fourteen million six hundred thousand dollars ($14,600,000) payable in shares of the Company's common stock or a combination of cash and stock, as provided in the Agreement, in exchange for all remaining shares of MesoCoat, on a fully diluted basis, not then held by the Company.

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES

On December 1, 2009 the Company authorized the issuance of 4,600,000 restricted shares of common stock and authorized the delivery of 2,300,000 share purchase warrants for cash consideration of $2,300,000 in connection with an equity financing to six investors or affiliates pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") as follows:

Investor	Units	Consideration	Exemption	Shares	Warrants
JTE Finanz AG	1,750,000	$875,000	Reg. S	1,750,000	875,000
Cat Brokerage AG	1,750,000	$875,000	Reg. S	1,750,000	875,000
MeesPierson (C.I.) Limited	700,000	$350,000	Reg. S	700,000	350,000
Prosper Financial Inc.	260,000	$130,000	Sec. 4(2)	260,000	130,000
DPG Ventures LLC	90,000	$45,000	Sec. 4(2)	90,000	45,000
Stratton SA	50,000	$25,000	Reg. S	50,000	25,000

No commission was paid in connection with the offering.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S.

The Company complied with the requirements of Regulation S of the Securities Act by (i) having no directed offering efforts made in the United States, (ii) offering only to offerees who were outside the United States at the time the securities were delivered, and (iii) ensuring that the offerees to whom the shares were delivered were non-U.S. offerees with addresses in foreign countries.

The Company complied with the requirements of Section 4(2) based on the following factors: (i) the issuances were isolated private transactions by the Company which did not involve a public offering; (ii) the offerees committed to hold the securities for investment purposes; (iii) there were no subsequent or contemporaneous public offerings of the securities; (iv) the securities were not broken down into smaller denominations; and (v) the negotiations for the sale of the securities took place directly between the offerees and the Company.

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

(b) Effective December 11, 2009 the board of directors of the Company accepted the resignation of Maria C. Maz as its chief financial officer and principal accounting officer.

(c) Effective December 11, 2009 the Company's board of directors appointed David Greenbaum as its chief financial officer and principal accounting officer.

David Greenbaum brings venture capital, business development, and early-stage operating experience to the Company. Mr. Greenbaum has been engaged by the Company since September of 2008. Prior experience includes employment as a Director of Strategy, Mergers and Acquisitions for Interval Leisure Group, Inc. (Nasdaq: IILG), a hotel, resort and real estate based business (2006-2008). Mr. Greenbaum has also worked as an Associate at Plum Capital, an early stage media and entertainment-focused venture capital fund (2005-2006). Mr. Greenbaum holds an MBA in Finance and Strategy from the Yale School of Management and a BA in Political Science from Brown University.

The Company has entered into an employment agreement with Mr. Greenbaum dated December 11, 2009 in connection with his appointment as chief financial officer and principal accounting officer. The agreement provides for a salary of $72,000 per annum in addition to standard health insurance benefits over a two year term. Mr. Greenbaum has also been granted 200,000 stock options with an exercise price of $0.60 per share over a ten year term pursuant to the Abakan Inc. 2009 Stock Option Plan. A third of the stock options vested on the execution of the agreement, a third will vest on the one year anniversary of the agreement, and a third at the conclusion of the term. Further, Mr. Greenbaum's management company, DPG Ventures LLC has participated in a private placement of the Company's common stock pursuant to which it purchased 90,000 units comprised of 90,000 common shares and 45,000 purchase warrants.

Mr. Greenbaum is not related to any members of the Company's board of directors.

ITEM 7.01   REGULATION FD DISCLOSURE

The information contained herein includes a press release attached to this current report in Item 9.01 as Exhibit 99 which is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Exchange Act or the Securities Act only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

The exhibits required to be attached by Item 601 of Regulation S-K are filed herewith.

Exhibit No.	Page No.	Description
10 (i)	Attached	Investment Agreement dated December 9, 2009
99	Attached	Press Release dated December 14, 2009 in connection with the execution of the Investment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Abakan Inc.   *Date*

By: /s/ Robert Miller   December 15, 2009
Name: Robert Miller
Title: Chief Executive Officer

Exhibit 10(i)

INVESTMENT AGREEMENT

This Agreement is entered into as of December 9, 2009, among **Abakan Inc.,** 2829 Bird Avenue, Suite 12, Miami Florida 33133 USA (hereinafter "ABK"), and **MesoCoat Inc.,** 24112 Rockwell Drive, Euclid, Ohio 44117 USA (hereinafter the "Company"), and **Powdermet Inc.,** 24112 Rockwell Drive, Euclid, Ohio 44117 USA (hereinafter "Powdermet").

WHEREAS:

A.   ABK agrees to invest $1,400,000 to acquire 34% of the Total Number of Shares (as hereinafter defined) and the Company agrees to issue the shares on the terms and conditions set out in this Agreement.

          NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration as further set forth herein, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the mutual promises contained herein the parties agree as follows:

ARTICLE 1
Definitions

1.1   In this Agreement:

(a)   "51% Option" means the option to purchase an additional 17% equity interest in the Company granted pursuant to Section 10.1 of this Agreement;

(b)   "75% Option" means the option to purchase an additional 24% equity interest in the Company granted pursuant to Section 10.2 of this Agreement;

(c)   "Agreement" means this Agreement, its schedules and any amendment to any of them;

(d)   "Closing Date" or "Closing" means the date on which this Agreement is executed by the parties hereto;

(e)   "Company Assets" means all of the assets of the Company listed in Schedule A, including the Technology;

(f)   "Convertible Securities" means all of the Company's outstanding options, any additional options that may be granted up to maximum of 10% of the issued and outstanding number of shares as at the date of such grant under the Company's stock option plan attached under Schedule B, warrants and convertible securities as set out in Schedule B and any convertible securities of the Company issued pursuant to the terms of this Agreement subsequent to the execution of this Agreement;

(g)   "Convertible Securities Holders" means the registered legal and beneficial holders of the Convertible Securities set out in Schedule B and any individuals who become holders of convertible securities of the Company issued pursuant to the terms of this Agreement subsequent to the execution of this Agreement;

(h)   "Convertible Securities Shares" means the shares of the Company issuable upon the exercise of the Convertible Securities;

Exhibit 10(i)

(i) "Encumbrances" means mortgages, charges, pledges, security interests, liens, and encumbrances;

(j) "Material Adverse Effect" in respect of the Company means any change, effect, event, occurrence, condition or development that has or is reasonably likely to have, individually or in the aggregate, a material and adverse impact on the business, operations, results of operations, assets, capitalization or financial condition of the Company, other than any change, effect, event, occurrence or state of facts affecting generally other businesses in the same industry as of the Company, relating to general economic conditions or securities markets in general or resulting from any change in laws or change in any accounting principles used by the Company;

(k) "Option Shares" means the number of common shares which would be issued upon the exercise of both the 51% Option and the 75% Option;

(l) "Person" or "person" means a person or business or legal entity;

(m) "Powdermet License Agreement" means that certain license agreement by and between Powdermet, Inc. and MesoCoat, Inc. as in effect from time to time. Attached as Schedule F is a copy of the Powdermet License Agreement in effect as of the date of this Agreement.

(n) "Powdermet Shares" means 150,000 number of common shares (as adjusted for stock splits, combinations, and similar events) comprising 100% of the equity of the Company owned by Powdermet as of the Closing Date and any shares acquired subsequent to the execution of this Agreement, which would be transferred to ABK upon the exercise of the Put Option as set out in Section 10.3;

(o) "Purchased Shares" means 79,334 common shares constituting 34% of the Total Number of Shares;

(p) "Put Option" means the option to require ABK (or ABK Parent) to purchase all the Put Option Shares granted pursuant to Section 10.3 of this Agreement;

(q) "Put Option Shares" means that number of equity securities of the Company that, when combined with the Powdermet Shares in connection with the Put Option, will comprise 100% of the equity securities of the Company that would be transferred to ABK (or ABK Parent) upon the exercise of the Put Option as set out in Section 10.3;

(r) "Shareholders' Agreement" means the shareholders' agreement to be entered into by the parties hereto and any holders of Convertible Securities Shares pursuant to Section 10.1 in the form attached hereto as Schedule G;

(s) "Purchase Price" means the purchase price for the Purchased Shares to be paid by ABK as provided in 3.2 and 3.3 herein;

(t) "Technology" means technical information, proprietary-know-how, data and intellectual property rights owned or controlled by Powdermet Inc. and the Company, as the case may be, including, without limitation the definition of "Technology" defined in the Powdermet License Agreement, which is attached hereto as Schedule F; and

Exhibit 10(i)

(u)   "Total Number of Shares" means the total number of common shares of the Company on a fully-diluted basis calculated by the sum of the number of issued and outstanding common shares as of the date of this Agreement and the number of common shares issuable upon the exercise of the Convertible Securities.

ARTICLE 2
List Of Schedules

2.1   Description   Schedule

Company Assets   "A"
Convertible Securities   "B"
Financial Statements   "C"
Key Employee Contracts   "D"
Use of $1,400,000 Proceeds   "E"
Powdermet Inc. Licensing Agreement   "F"
Shareholders' Agreement   "G"
Schedule of Exceptions   "H"
Capitalization of ABK   "I"

ARTICLE 3
Subscription of Shares

3.1   Subscribed Shares. Relying upon the representations and warranties herein contained, and subject to the terms and conditions hereof, at the Closing, the Company will issue to ABK the Purchased Shares in exchange for payment of the Purchase Price.

3.2   Purchase Price. The purchase price for the Purchased Shares is $1,400,000.

3.3   Payment of Purchase Price. The Purchase Price will be delivered upon Closing, and the Purchased Shares will be issued upon payment of the Purchase Price.

ARTICLE 4
Representations, Warranties And Covenants Of
the Company

4.1   Representations and Warranties. Except as disclosed herein or otherwise set forth in the Schedule of Exceptions attached hereto as Schedule H, the Company represents and warrants to, and covenants with, ABK that:

(a)   the Company is a corporation duly incorporated and validly existing and in good standing under the laws of Nevada and has all necessary corporate power to own the Company Assets attached hereto and to conduct its business as such business is now being conducted;

(b)   the authorized share capital of the Company consists of 200,000 common shares without par value of which 150,000 common shares are issued and outstanding as fully paid and non-assessable shares and it shall be a condition precedent to the obligations of ABK hereunder that that the authorized share capital be increased to 2,000,000 common shares;

Exhibit 10(i)

(c)   there are no outstanding share purchase options, rights to acquire shares or other contractual rights pursuant to which the Company is obligated to issue additional shares other than those set out in Schedule B and no such share purchase options, rights to acquire shares or other contractual rights pursuant to which the Company is obligated to issue additional shares shall be granted or issued without the prior written consent of ABK, which consent shall not be unreasonably withheld, except that the Company may under its stock option plan grant options up to a maximum of 10% of the issued and outstanding number of shares as of the date of grant;

(d)   the Company has the full corporate right, power and authority to execute and deliver this Agreement, to issue the Purchased Shares to ABK and that upon payment of the Purchase Price, ABK will own the Purchased Shares free and clear of all Encumbrances;

(e)   the Company has the full corporate right, power and authority to issue the Option Shares and that upon payment of the exercise price of the 51% Option and the 75% Option, ABK will own the Option Shares free and clear of all Encumbrances;

(f)   the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of the Company;

(g)   this Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms;

(h)   no person other than ABK has any legally binding agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a legally binding agreement, option or commitment for the purchase of any of shares of the Company other than the Convertible Securities Holders set out in Schedule B;

(i)   the Company now owns and possesses the Company Assets free and clear of all Encumbrances and, at the Closing, the Company will own and possess the Company Assets free and clear of any and all Encumbrances, in each case, except for statutory Encumbrances for the payment of current taxes that are not yet delinquent and Encumbrances that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such Company Assets;

(j)   the Company is not aware of any adverse claim or claims which materially affect title to or exclusive possession and use of the Company Assets by the Company;

(k)   neither the execution and delivery of this Agreement, nor the completion of the purchase and sale contemplated herein will conflict with or result in any breach of any of the terms and provisions of the articles of incorporation or bylaws of the Company, or, to the knowledge of the Company, any governmental or judicial order or decree, or any material statute, regulation, covenant or restriction applicable to the Company;

(l)   there are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Company) pending or, to the knowledge of the Company, threatened by or against the Company or any of its directors, officers or Affiliates or affecting any of the Company Assets, at law or in equity, or before or by any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign;

Exhibit 10(i)

(m)   the Company is not in material default or material breach of its obligations under any one or more material contracts to which it is a party, and to the knowledge of the Company, there exists no state of facts which, after notice of lapse of time or both, would constitute such a default or breach, and all such material contracts are now in good standing and in full force and effect without amendment thereto and the Company is entitled to all benefits thereunder. The Company has not received any written notice from any client of the Company of such client's intention to terminate, either by notice or breach, any material contract made with or arranged by the Company;

(n)   the Company has filed with appropriate taxation authorities, federal, state, provincial and local, all returns, reports and declarations which are required to be filed by it and has paid all taxes which have become due and no taxing authority is asserting or has, to the knowledge of the Company, threatened to assert, any claim for additional taxes or interest thereon or penalty;

(o)   to the knowledge of the Company, the Company has no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise), other than (i) liabilities or obligations incurred in the ordinary course of business, and (ii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the financial statements, which, in all such cases, individually and in the aggregate, would not have a Material Adverse Effect.

(p)   except (i) as disclosed in its financial statements attached hereto as Schedule C, (ii) for the involvement of Andrew Sherman as CEO of Powdermet Inc., (iii) for the involvement of Powdermet Inc. as the licensor of intellectual property to the Company and part owner of Sherman Properties, (iv) for the involvement of Sherman Properties as the lessor of premises to the Company, and (v) for the respective contracts pertaining to which have been approved by the Board of Directors of the Company on a disinterested basis with Andrew Sherman abstaining, the Company does not owe any amount to, nor has the Company any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or security holder of either of Powdermet Inc. or Sherman Properties or any person not dealing at "arm's length" with any of them except for employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company. Except for employee or consulting arrangements made in the ordinary and normal course of business and as set forth on the Schedule of Exceptions, the Company is not a party to any contract, agreement or understanding with any officer, director, employee or holder thereof or any other person not dealing at arm's length with the Company. Except as set forth on the Schedule of Exceptions, no officer, director or employee of the Company and no Person which is an affiliate of any of the foregoing persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the business of the Company which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Company. All business opportunities pertinent to the Company's business operations of which the Company's officers and directors become aware of in their capacities as officers and directors of the Company must be presented to the Company for the Company's consideration. No officer, director, employee or security holder of the Company has asserted any cause of action or other claim whatsoever against, or owes any amount to, the Company except for claims in the ordinary and normal course of the business of the Company such as for accrued vacation pay or other amounts or matters which would not be material to the Company; and

Exhibit 10(i)

(q)   except as disclosed in its financial statements attached hereto as Schedule C, the Company does not currently have any outstanding indebtedness, other than normal course trade payables and expense reimbursements.

4.2   <u>Covenants of the Company</u>.

(a)   The Company covenants to ABK that:

   (i)   if required by securities laws applicable to ABK, the Company shall provide (upon the request by ABK and at ABK's sole cost and expense) the financial statements of any "variable interest entity" (as defined by the United States Financial Accounting Standards Board), the financial statements of which are required to be consolidated with those of ABK and further the Company shall cooperate and cause any variable interest entity to cooperate (upon the request by ABK and at ABK's sole cost and expense) with any audit of such financial statements as may be required by applicable securities laws or financial reporting laws applicable to ABK;

   (ii)   if the Company intends to alter its authorized share capital at any time during the term of this Agreement, the Company shall deliver to ABK prior notice of such alteration of its authorized share capital (the "Alteration Notice") in accordance with the notice provisions contained in this Agreement, such Alteration Notice to include information about the proposed alteration of capital, the timing of such proposed alteration and any other material information related to the proposed alteration;

(b)   Each of ABK and Powdermet shall vote their shares and take all other actions (including to cause such party's board representative to tender his or her resignation) to ensure that the board of directors of the Company is composed of five directors appointed as follows:

   (i)   Upon the Closing, ABK shall be entitled to appoint two directors and Powdermet will be entitled to appoint two directors, the fifth director shall be appointed by Powdermet, subject to the approval of ABK, such approval not to be unreasonably denied or delayed.

   (ii)   Upon the exercise of the 51% Option, ABK shall be entitled to appoint two directors and Powdermet will be entitled to appoint two directors, the fifth director shall be appointed by ABK, subject to the approval of Powdermet, such approval not to be unreasonably denied or delayed

   (iii)   Upon exercise of the 75% Option, ABK shall be entitled to appoint three directors and Powdermet will be entitled to appoint one director, the fifth director shall be appointed by ABK, subject to the approval of Powdermet, such approval not to be unreasonably denied or delayed.

   (iv)   Subject to the foregoing, if a position on the Board formerly held by a director is open for any other reason, the Shareholder whose nominee formerly occupied such position shall be entitled to nominate a new director to fill the vacancy.

Exhibit 10(i)

(c) As a condition precedent to the Company issuing any shares to any Convertible Securities Holder, the Convertible Securities Holder shall (i) enter into the Shareholders' Agreement if such shares are issued after the 51% Option has been exercised by ABK; or (ii) if such shares are issued prior to ABK exercising the 51% Option, agree in writing to execute the Shareholders' Agreement concurrently with the execution and delivery of the Shareholders' Agreement by ABK and Powdermet.

(d) The Company will agree to maintain its intellectual property rights in the Technology free and clear of all Encumbrances and that no such Encumbrance shall be incurred without the prior written consent of ABK.


ARTICLE 5
Representations, Warranties And Covenants Of
ABK


5.1 <u>Representations and Warranties</u>. ABK represents and warrants to, and covenants with, the Company and Powdermet that:

(a) ABK is a Nevada corporation duly incorporated and validly existing and in good standing under the laws of its incorporation and has all necessary corporate power to conduct its business as such business is now being conducted;

(b) ABK has the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement;

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of ABK;

(d) This Agreement has been duly executed and delivered by ABK, and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and legally binding obligation of ABK, enforceable against ABK in accordance with its terms;

(e) Neither the execution and delivery of this Agreement nor consummation of the transactions contemplated hereby will conflict with or result in the breach of any of the terms or provisions of, or constitute a default under, the organizational documents of ABK or any indenture, mortgage or other agreement or instrument to which ABK is a party or by which it is bound or any order, decree, statute, regulation, covenant or restriction applicable to ABK. ABK has provided to Powdermet true and complete copies of its Articles of Incorporation and Bylaws, together with all amendments thereto;

(f) ABK was incorporated under the laws of Nevada on June 27, 2006 as Waste to Energy Group, Inc. On November 9, 2009, Abakan Inc., a Nevada corporation, merged with Waste to Energy Group and the surviving corporation changed its name to Abakan Inc. (the "ABK Merger"). As a condition to the Closing, ABK has delivered to the Company evidence reasonably acceptable to the Company that the ABK Merger has been completed in accordance with Nevada law and that ABK's common stock is quoted on the Over the Counter Bulletin Board (the OTCBB).

Exhibit 10(i)

(g)   Schedule I sets forth a true and complete statement of the capitalization of ABK. Except as set forth on Schedule I, there are no outstanding share purchase options, rights to acquire shares or other contractual rights pursuant to which ABK is obligated to issue additional capital shares or other equity interests. ABK warrants that the Persons set forth on Schedule I as owning an equity interest in ABK are U.S. citizens, U.S. residents or a U.S. owned or controlled entity and during the period that ABK holds a majority interest in the Company, control and majority ownership of ABK will be held by U.S. citizens, U.S. residents or a U.S. owned or controlled entity and covenants and agrees that, during the period that ABK holds a majority interest in the Company, all material financings will be completed by ABK with the intent that the majority ownership of ABK will remain with U.S. citizens, U.S. residents or a U.S. owned or controlled entity.

(h)   ABK is not engaged in any line of business and has no material operations other than operations related to evaluating potential investments in other Persons. ABK has no material operating assets other than cash or cash equivalents. ABK has no outstanding material indebtedness or material liabilities or obligations of any nature whatsoever.

(i)   Neither ABK, nor any of its directors, officers or Affiliates are involved in any lawsuit or other governmental proceeding or subject to any order, judgment or decree enjoining or otherwise limiting (or threatening to enjoin or otherwise limit) any of the foregoing from (i) engaging in any type of business practice or (ii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of any securities or commodities laws; and

(j)   ABK is acquiring the Purchased Shares for its own account, for investment purposes only and not with a view to the distribution of such Shares in violation of the Securities Act of 1933, as amended (the "Securities Act"). ABK understands that the Purchased Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(k)   ABK has performed an independent investigation of the business, assets, liabilities, operations and financial condition of the Company. ABK has had the opportunity to visit with the Company and meet with the Company's representatives to discuss the foregoing matters. ABK has been provided, to the ABK's satisfaction, the opportunity to ask questions concerning the Company and its business. ABK has had all such questions answered to the ABK's satisfaction, and has been supplied all additional information deemed necessary by it to verify the accuracy of the information furnished.


ARTICLE 6
Representations, Warranties And Covenants Of
Powdermet


6.1   Representations and Warranties. Except as set forth on the Schedule of Exceptions, Powdermet represents and warrants to, and covenants with, the ABK that:

(a)   Powdermet is a Delaware corporation duly incorporated and validly existing and in good standing under the laws of its incorporation;

(b)   Powdermet has the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement;

Exhibit 10(i)

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Powdermet;

(d) This Agreement has been duly executed and delivered by Powdermet, and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and legally binding obligation of Powdermet, enforceable against Powdermet in accordance with its terms;

(e) Neither Powdermet, nor any of its directors, officers or Affiliates are involved in any lawsuit or other governmental proceeding or subject to any order, judgment or decree enjoining or otherwise limiting (or threatening to enjoin or otherwise limit) any of the foregoing from entering into this Agreement and complying with its obligations hereunder;

(f) Any shares of ABK acquired by Powdermet by way of exercising the Put Option will be for its own account, for investment purposes only and not with a view to the distribution of such shares in violation of the Securities Act of 1933, as amended (the "Securities Act");

(g) Other than the Put Option granted herein, there is no legally binding agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a legally binding agreement, option or commitment for the purchase of the Powdermet Shares; and

ARTICLE 7
Representations and Warranties in Connection with the Technology

7.1 <u>Ownership of Technology</u>. Powdermet and the Company represents and warrants to ABK that the Company has the right to use the Technology by means of the Powdermet License Agreement, and that to the best of the knowledge of Powdermet Inc. and the Company, such Technology does not infringe on the intellectual property rights of any other Person.

7.2 <u>No Claims and Encumbrances</u>. To the knowledge of the Company, except as disclosed herein, in the Schedule of Exceptions or in the financial statements attached hereto as Schedule C, there are no adverse claims of any nature or description related to the Technology and all registrations with respect to the Technology are in good standing.

7.3 <u>Use of Technology.</u> The Company and Powdermet covenant and agree that any future developments and improvements to the Technology in the field of use (as each term is defined, from time to time, in the Powdermet License Agreement) licensed by the Company pursuant to the Powdermet License Agreement and are deemed to be conceived, developed, or reduced to practice by the Company shall be carried out solely by the Company without the involvement of any third parties and shall be solely legally and beneficially owned by the Company.

ARTICLE 8
Conduct of the Company's Business

8.1 <u>Conduct of Business</u>. The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of (i) the date that ABK exercises the 51% Option or (ii) the date this Agreement is terminated in accordance with its terms, unless ABK otherwise consents in writing (such consent not to be unreasonably withheld or delayed), except as required by law, as otherwise expressly permitted or specifically contemplated by this Agreement or as approved unanimously by the Board of Directors of the Company:

Exhibit 10(i)

(a)   the business of the Company shall be conducted in the ordinary course of business and consistent with past practice, and the Company shall use all commercially reasonable efforts to maintain and preserve its business, the Company Assets and business relationships;

(b)   the Company shall notify ABK of any Material Adverse Effect on its business; and

(c)   the Company shall not, directly or indirectly:

        (i)   issue, sell, pledge, hypothecate, lease, dispose of or encumber any shares or other securities or any right, option or warrant with respect thereto other than (A) the issuance of shares pursuant to the exercise of the Convertible Securities outstanding as of the date of this Agreement or options granted and (B) the common shares issued upon the exercise of such options as contemplated by the Company's stock option plan set out in Schedule B;

        (ii)   amend or propose to amend its charter, articles, bylaws or other constituent documents;

        (iii)   split, combine or reclassify any of its securities or declare or make any distribution or distribute any of its properties or assets, other than as provided herein;

        (iv)   other than in the ordinary course of business, (A) enter into or amend any employment contracts with any officer or senior management employee, (B) create or amend any employee benefit plan, (C) make any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors, officers, employees or consultants;

        (v)   make any material capital expenditures, additions or improvements or commitments for the same, except as disclosed in the Schedule E or otherwise in the ordinary course of business;

        (vi)   enter into any contract, commitment or agreement under which it would incur indebtedness for borrowed money or for the deferred purchase price of property (other than such property acquired in the ordinary course of business consistent with past practice), or would have the right or obligation to incur any such indebtedness or obligation, or make any loan or advance to any Person other than employee advances made in the ordinary course of business;

        (vii)   acquire or agree to acquire (by tender offer, exchange offer, merger, acquisition of shares or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or acquire or agree to acquire any material assets having a purchase price or acquisition cost, as the case may be, above $50,000;

        (viii)   enter into any contracts (other than in the ordinary course of business consistent with past practice, which ordinary course would include grants and grant applications but not any loans or other instruments of indebtedness) that creates a liability in excess of $50,000;

Exhibit 10(i)

(ix) create any option, bonus plan, or deferred compensation plan for any of its officers or employees other than options granted and the common shares issued upon the exercise of such options as contemplated by the Company's stock option plan set out in Schedule B;

(x) except in the ordinary course of business consistent with past practice, mortgage, pledge or hypothecate any material Company Asset, or subject them to any Encumbrances;

(xi) except in the ordinary course of business consistent with past practice, enter into any agreement or arrangement granting any rights to purchase or lease any material Company Asset or requiring the consent of any third party to the transfer, assignment or lease of any material Company Asset;

(xii) except in the ordinary course of business consistent with past practice, including factoring receivables (but excluding the factoring of payables), sell, lease, sublease, assign or transfer (by tender offer, exchange offer, merger, sale of shares or assets or otherwise) any of the Company Assets having an individual value of greater than $50,000, or cancel, waive or compromise any debts or claims, including accounts payable to and receivable from affiliates having a value greater than $15,000;

(xiii) settle any outstanding claim, dispute, litigation matter, or tax dispute in excess of $50,000;

(xiv) engage in any business or other activity that is outside of the ordinary course of business that is being currently conducted or is contemplated by this Agreement, whether as a partner, joint venture participant or otherwise;

(xv) transfer any assets to the shareholders of the Company or assume any indebtedness from any shareholder or officer or directors or enter into any other related party transactions other than employment related transactions entered into in the ordinary course of business;

(xvi) redeem, purchase or offer to purchase any shares or other securities, other than such redemptions, purchases or offers to purchase that are made pursuant to contracts existing on the date of this Agreement; or

(xvii) enter into any agreement or understanding to do any of the foregoing.

Exhibit 10(i)

8.2   Employment Contracts. The Company warrants and represents that other than the key employee contracts for existing employees and positions that it intends to fill ("Key Employee Contracts") as set out in Schedule D or otherwise set forth in the Schedule of Exceptions, it does not have any existing employment contracts which require the Company to pay an annual salary exceeding $100,000. The Company further represents that it does not have any benefit or compensation plan which requires the payment of bonuses or the issuance of securities or options or rights to purchase securities or any other benefits to its directors, officers, employees or consultants, other than the Company's stock option plan set out in Schedule B or as otherwise disclosed in Schedule D or in the Schedule of Exceptions. As a condition precedent to the obligations of ABK hereunder, the Company agrees to amend or include in the Key Employment Contracts non-competition provisions to the effect that the key employees thereunder shall not directly or indirectly compete with the Company or ABK in the business of the development of the Technology or in the business of high density infrared processing or nanocomposite and cermet coatings in general for a period of at least six months subsequent to the expiration or termination of any such Key Employment Contract;

ARTICLE 9
Survival Of Representations, Warranties And Covenants

9.1   Survival.   The representations and warranties made by the Company, ABK and Powdermet in this Agreement will survive the Closing Date and, notwithstanding such Closing or any investigation made by or on behalf of either the Company, ABK, Powdermet or any other person acting on their behalf, will continue in full force and effect until the earlier of the termination of this Agreement or the first anniversary of the Closing Date. The covenants made by the Company, ABK, and Powdermet in this Agreement will survive the Closing in accordance with their respective terms.

ARTICLE 10
Options to Purchase Shares

10.1   Grant of 51% Option. Subject to the conditions and requirements set forth below in Sections 10.1(a) through (e), the Company hereby grants an exclusive option to ABK to purchase an additional amount of shares to increase ABK's shareholding in the Company, from the amount of the Purchased Shares, by an additional 17% equity interest to an aggregate amount of shares equal 51% of the Total Number of Shares (the "51% Option"):

(a)   ABK may, at its sole discretion, exercise the 51% Option for a period of 12 months after the Closing Date;

(b)   The 51% Option shall have an exercise price of $2,800,000; and

(c)   The 51% Option shall be exercisable by giving written notice (the "Notice") to the Company of ABK's intention to exercise the 51% Option. Upon receipt of the Notice and the exercise price, the Company shall cause the allotment and issuance of that number of shares for which the 51% Option was exercised within 5 business days of receipt of the Notice and the exercise price by the Company.

Exhibit 10(i)

(d)   Concurrent with the execution of this Agreement each of the Company, Powdermet and ABK shall execute and deliver the Shareholders' Agreement in the form attached hereto as Schedule G; and thereafter the Company and Powdermet shall negotiate and enter into an amendment to the Powdermet License Agreement that will expand on the ownership of intellectual property developed thereunder, control of defense and maintainance of intellectual property licensed thereunder, compliance with Bayh-Dole Act and other applicable laws, and, to the extent appropriate or necessary, achievement of certain milestones; and the Company shall use commercially reasonable efforts to cause any Convertible Security Holders to execute and deliver the Shareholders' Agreement.

10.2   <u>Grant of 75% Option</u>. The Company hereby grants an exclusive option to ABK, effective after the exercise of the 51% Option, to purchase an additional amount of shares to increase ABK's shareholding in the Company, from a 51% equity interest, by an additional 24% equity interest to an aggregate amount of shares equal 75% of the Total Number of Shares (the "75% Option"):

(a)   ABK may, at its sole discretion, exercise the 75% Option for a period of 12 months after the exercise of the 51% Option;

(b)   The 75% Option shall have an exercise price of $16,000,000; and

(c)   The 75% Option shall be exercisable by giving written notice (the "Notice") to the Company of ABK's intention to exercise the 75% Option. Upon receipt of the Notice and the exercise price, the Company shall cause the allotment and issuance of that number of shares for which the 75% Option was exercised within 5 business days of receipt of the Notice and the exercise price by the Company.

10.3   <u>Put Option</u>. ABK hereby grants to each of the shareholders of the Company an exclusive option (the "Put Option") to require ABK (or, if ABK is owned by a parent corporation or if there exists an affiliated corporation of ABK or its parent corporation that has control over, or common control with, ABK or its parent corporation, in each case, the "ABK Parent") to purchase all of the Put Option Shares. The Put Option may be exercised (upon the sole election of Powdermet) as follows:

(a)   the Put Option may only be exercised for a period of 12 months after the exercise of the 75% Option or upon a Change in Control of either ABK (or the ABK Parent);

(b)   The purchase price to be paid by ABK (or the ABK Parent) for the Put Option Shares upon the exercise of the Put Option shall be a total of $14,600,000, which shall be payable, at the election of Powdermet (on behalf of all other shareholders of the Company), as follows: (i) all in shares of common stock of ABK (or the ABK Parent) based on the average closing price of the shares of ABK (or the ABK Parent) for the ten days previous to the date of the notice given pursuant to section 10.3(c) below; or (ii) by mutual consent, $4,000,000 in cash, by wire transfer of immediately available funds to an account designated by Powdermet, and $10,600,000 in shares of common stock of ABK (or the ABK Parent) based on the average closing price of the shares of ABK (or the ABK Parent) for the ten days previous to the date of the notice given pursuant to section 10.3(c) below; <u>provided</u>, <u>however</u>, if ABK (or the ABK Parent) is not publicly-traded or listed companies, then the valuation of ABK (or the ABK Parent) for purposes of exercising the Put Option shall be conducted by a valuation expert selected by Powdermet and ABK;

Exhibit 10(i)

(c) The Put Option shall be exercisable by Powdermet (on behalf of all other shareholders of the Company) giving written notice to ABK of its intention to exercise the Put Option. Upon receipt of such written notice, ABK (or the ABK Parent) shall pay the cash portion of the purchase price, by wire transfer of immediately available funds to an account designed in writing by Powdermet, and that number of shares of ABK (or the ABK Parent) determined under Section 10.3(b) to Powdermet (for distribution to each other shareholder of the Company in accordance with such shareholder's respective ownership in the Company) against the delivery by Powdermet and all other shareholders of the Company to ABK (or the ABK Parent) of the Put Option Shares and any Convertible Securities that they hold in the Company duly executed for transfer. The payment and delivery of the purchase price and delivery of the Put Option Shares shall take place not more than 15 business days after the receipt of such written notice. Any shares so delivered shall be legended in accordance with any application securities legislation.

(d) During the period beginning on the date that the 51% Option is exercised and ending on the date that this Agreement is terminated in accordance with its terms, ABK shall not undertake or agree to any transaction that would result in a Change in Control of ABK, and shall use its best efforts to cause the ABK Parent not to undertake or agree to any transaction that would result in a Change in Control or transfer of ownership of the ABK Parent, without the prior written consent of Powdermet, such consent not to be unreasonably withheld or delayed.

(e) For purposes of this Agreement, a "Change in Control" of ABK (or the ABK Parent, as the case may be) shall be deemed to have occurred if:

    (i) any person or group of persons acting in concert with one another, directly or indirectly, acquires (as a result of a transfer from an existing stockholder(s) of such corporation or as a result of an issuance of additional securities by such corporation) securities representing 50% or more of the voting power of such corporation's then outstanding voting securities;

    (ii) the stockholders of such corporation approve a merger or consolidation of such corporation, with any other person, other than a merger or consolidation which would result in the voting securities of such corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of such corporation or such surviving entity outstanding immediately after such merger or consolidation, provided that any such surviving entity shall agree to be bound by the terms of this Agreement and assume the obligations of such corporation under this Agreement, including such corporation's obligations under this section 10.3;

    (iii) the redemption or repurchase by such corporation of equity securities that results in such corporation no longer being a reporting issuer as defined in the Securities Act; or

    (iv) the stockholders of such corporation approve a plan of complete liquidation of such corporation or an agreement for the sale or disposition by such corporation of all or substantially all of its assets.

Exhibit 10(i)

ARTICLE 11
Investment Rights

11.1   Exclusive Right and Right of First Refusal. The Company hereby grants to ABK the exclusive right to finance 100% of any offering by the Company (the "New Offering") of equity securities of the Company or other securities of the Company convertible into equity securities of the Company that the Company requires or proposes during the period of twelve (12) months from the Closing Date. During this initial exclusive 12 month period, the Company will only conduct New Offerings provided ABK has provided prior written consent to the terms of such New Offerings. Thereafter ABK shall have the right of first refusal to participate for up to 100% of any such New Offerings for an additional 12 month period. During the period of the right of first refusal the Company will notify ABK in writing (the "New Offering Notice") of the terms of the New Offering. To exercise its right of first refusal, ABK must provide notice in writing to the Company (the "Acceptance Notice") within 10 days of receipt of the New Offering Notice that it will participate in the New Offering on the terms set out in the New Offering Notice. If ABK fails to provide the Acceptance Notice within such time period, the Company may issue the securities being offered in the New Offering to other parties on the same terms or on terms no less favorable to the Company than those set out in the New Offering Notice.

ARTICLE 12
Closing

12.1   Time and Place. Subject to the terms and conditions hereof, the closing of the transactions contemplated by Article 3 (the "Closing") shall take place remotely via the exchange of documents and signatures on the Closing Date, or in such other manner and such other time as the Company and ABK shall agree in writing. For computational purposes, the Closing shall be deemed to have occurred as of 7:00 a.m. Eastern Daylight Time on the Closing Date.

12.2   Deliveries by the Parties. At the Closing,

(a)   ABK will deliver to the Company (i) the Purchase Price; (ii) the Certificate of Incorporation of ABK certified by the Secretary of State of the State of Nevada within a reasonably short period of time prior to the Closing Date; and (iii) a certificate of the Secretary of State of the State of Nevada as to the good standing of ABK dated within within a reasonably short period of time prior to the Closing Date; and

(b)   the Company will deliver to ABK (i) share certificates representing the Purchased Shares, and (ii) a certificate of the Secretary of State of the State of Nevada as to the good standing of the Company dated within a reasonably short period of time prior to the Closing Date.

ARTICLE 13
Termination

13.1   Termination. Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may be terminated as follows:

(a)   upon the mutual agreement of all of the parties hereto;

(b)   automatically without any action of any of the parties hereto upon the first anniversary of the Closing Date if ABK has not exercised the 51% Option;

Exhibit 10(i)

(c)   by Powdermet, if ABK has breached any of its representations or warranties, or has failed to perform any of its covenants or agreements, contained in this Agreement, which breach or failure to perform is not cured within 30 days after Powdermet has notified ABK of its intention to terminate this Agreement pursuant to this clause except in the case of a breach of section 5.1(f), in which case ABK shall have 60 days after Powdermet has notified ABK of its intention to terminate to cure such breach; or

(d)   by ABK, if the Company or Powdermet has breached any of its representations or warranties, or has failed to perform any of its respective covenants or agreements, contained in this Agreement, which breach or failure to perform is not cured within 30 days after ABK has notified the Company and Powdermet of its intention to terminate this Agreement pursuant to this clause; provided, however, that ABK may not terminate this Agreement pursuant to this clause for any breach of this Agreement by the Company after ABK has exercised the 51% Option.

13.2   <u>Effect of Termination</u>. Each party's right of termination under Section 13.1 is in addition to any other rights it may have for breach of this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 13.1, written notice thereof must be given by the terminating party to all other parties specifying the provision(s) of Section 13.1 pursuant to which such termination is made, and this Agreement will terminate and become void and of no further force and effect and there will be no further liability or obligation on the part of any party hereto, except that the provisions of Article 13 and Article 14 will survive any termination of this Agreement. Nothing in this Section 13.2 will relieve any party of liability for any breach of this Agreement prior to the effective date of termination.

ARTICLE 14
General

14.1   <u>Transactional Expenses</u>. It is agreed that each party to this Agreement will bear their own respective costs incurred in negotiating and preparing this Agreement, in closing and carrying out the transaction contemplated hereunder. All costs related to satisfying any condition or fulfilling any covenant contained in this Agreement will be borne by the party whose responsibility it is to satisfy the provision in question.

14.2   <u>Further Assurances</u>. Each of the parties hereby covenants and agrees that at any time and from time to time either before or after the Closing Date it will, upon the request of the other party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required for the carrying out and performance of all the terms of this Agreement.

14.3   <u>Notice</u>. Any notice required or permitted to be given or delivery required to be made to any party may be effectively given or delivered if it is delivered personally, by overnight courier, by e-mail or fax to the addresses set forth below:

(a)   In the case of the Company or Powdernet:

24112 Rockwell Dr, Euclid, OH 44117, or by email to the attention of Andrew Sherman at ajsherman@mesocoat.com

Exhibit 10(i)

(b)   the case of ABK:

by mail to 2829 Bird Avenue, Suite 12, Miami FL 33133 USA; by fax to 786-347-7706; or by email to the attention of Robert Miller at robert.miller@abakaninc.com

or to such other address as the party entitled to or receiving such notice may notify the other party as provided for herein. Delivery shall be deemed to have been received:

(c)   the same day if given by personal service, e-mail or if transmitted by fax; and

(d)   the next business day if sent by overnight courier.

14.4   Governing Law. This Agreement will be governed by and be construed in accordance with the laws of the state of New York.

14.5   Successors and Assigns. This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs and executors and permitted successors and assigns as the case may be, provided that no party may assign its rights or delegate its obligations under this Agreement to any person without the consent of the other parties hereto.

14.6   Arbitration. All matters in difference between the parties in relation to this Agreement shall be referred to the arbitration under the New York Arbitration Act by a single arbitrator, if the parties agree upon one, otherwise to three arbitrators, one to be appointed by each party and a third to be chosen by the first two named before they enter upon the business of arbitration. The award and determination of the arbitrator or arbitrators or any two of the three arbitrators shall be binding upon the parties and their respective heirs, executors, administrators and assigns.

14.7   Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior letters of intent, agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied.

14.8   Publicity. All news releases or other public announcements or disclosures to clients of the parties or others will be mutually agreed upon and in any event will be subject to regulatory requirements.

14.9   Amendment. No modification or amendment to this Agreement may be made unless agreed to by the parties thereto in writing.

14.10   Time. Time is of the essence.

14.11   Severability. In the event any provision of this Agreement will be deemed invalid or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions will remain in full force and effect and the parties shall negotiate in good faith to replace any provision that is so adjudged invalid or unenforceable with a provision that will provide to the parties to this Agreement, to the maximum extent possible under applicable law, the rights, obligations and benefits of the invalid or unenforceable provision

14.12   Headings; Construction. The headings contained herein are inserted for convenience only and will not be construed as part of the Agreement. In the event that any representation or warranty or other provision contained in this Agreement is expressly qualified by reference to the "knowledge of Company" or "knowledge of Powdermet", such knowledge means that it includes the actual knowledge of Andrew J. Sherman.

Exhibit 10(i)

14.13 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties to this Agreement had signed the same document and all counterparts will be construed together and will constitute one and the same instrument and any facsimile signature shall be taken as an original.

14.14 <u>Remedies</u>. If any party to this Agreement breaches or threatens to commit a breach of its obligations under this Agreement, any party injured or to be injured by such breach, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The parties agree that the provisions of this Agreement will be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of such provision will be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

Abakan Inc.   **MesoCoat Inc.**

<u>/s/ Robert Miller</u>   <u>/s/ Andrew Sherman</u>
Per: Authorized Signatory   Per: Authorized Signatory

<u>Robert Miller</u>   <u>Andrew Sherman</u>
Name   Name

Powdermet Inc.

<u>/s/ Andrew Sherman</u>
Per: Authorized Signatory

<u>Andrew Sherman</u>
Name

Exhibit 10(i)

SCHEDULE "A"

Company Assets

Total Checking/Savings	44,346.70
110 · Accounts Receivable	56,612.38
125-1 · Computer Equipment	1,471.54

  5 laptop (aver, dell, and Compaq) computers and one desktop

125-2 · Office Furniture & Fixtures	1,863.12
125-3 · Machinery & Equipment	9,450.00

Metco thermal Spray robot and controller
ASTM G65 rubber wheel abrasion tester
Tabor wear tester
Gardner ball drop tester
Gravelometer
Sliding friction tester
Metco hopper
Metco 5P flame spray gun and cables
Bay equipment powder feeder
Grit blast station
Leroy screw air compressor
4' paint spray booth
surface profilometer from HGR
buehler polisher
metallurgical microscope
24KW Research Inc infrared furnace
Components (FRAME, LOAD CELL) of universal testing system (minus controller)

125-4 · Leasehold Improvements	2,082.11
125-6.1 · 20 ton trane CHILLER	9,167.34
125-6.2 · THERMAL SPRAY system (DJ)	43,019.39
125-6.3 · SPRAY BOOTH and plasma spray system	39,707.67
125-6.4 · LEPEL	5,016.49
125-6.5 · DUST COLLECTOR	15,314.66
125-6.6 · VORTEK INFRA RED LAMP	28,612.57
125-6.7 · SALT SPRAY SYSTEM	101.97
125-6.8 · Leasehold Improvements - Labor	20,831.10
125-6.9 · CIP - LABOR	42,552.70 primarily vortek system

135-1 · Intellectual Technology	104,994.82

Exclusive license (currently R&D, with exclusive rights on permanent license) of U.S. Patent #6,174,388 (Patent #1) and U.S. Patent #7,220,936 (Patent #2) from Battelle LLC/Oak Ridge national Lab, limited to the wear and corrosion coatings field of use.

Exclusive license in the field of use of wear and corrosion resistance coatings for US Patents 6,540,800, 6,641,918, 7,041,250, and patent application numbers 11/099,857, 11/473,962, and 60/305,940 from Powdermet Inc.

Patent filings on "spallation resistant strain tolerant coatings" and "COATINGS, COMPOSITION, AND METHOD RELATED TO CORROSION RESISTANT FUSED NANOCOMPOSITE COATINGS"

Product development and trade names for PComP™ nanocomposite ceremt coatings, CermaClad™ fused cermet claddings, CermaCoat™, fused cermet coatings, and FARCoat™, focused arc radiant coating system.

Exhibit 10(i)

SCHEDULE "B"

JumpStart Promissory Note and shares to be authorized under the contemplated option plan

Convertible Securities

Options:

Option pool per CAP table for 9,000 shares, 4000 at 34% option and 5000 at 51% option.

Currently:	**Dr. Greg Engleman**	**500 shares**
	Mr. John Formica	**250 shares**

Currently option pool available   8250 shares.

Warrants: none

Other Convertible Securities: Jumpstart convertible security, $350,000, current value $220,000 plus accumulated interest.

The Company shall take all reasonable commercial actions to cause any outstanding Convertible Securities Holders to enter into the Shareholders' Agreement upon the later of the exercise of the Convertible Securities into Convertible Securities Shares or the exercise of the 51% Option by ABK.

Exhibit 10(i)

SCHEDULE "D"

Key Employee Contracts

Andrew Sherman - $10,000 per month

General Manager Cermaclad - $90,000 per annum (base) and $30,000 (achievable bonus)
(position not currently filled)

General Manager PComP - $120,000 per annum (base) and $30,000 (achievable bonus)

Exhibit 10(i)

SCHEDULE "G"

FORM OF SHAREHOLDERS AGREEMENT

THIS AGREEMENT is entered into as of December 9, 2009

AMONG:

 Abakan Inc., a company incorporated under the laws of Nevada, having an office at 2829 Bird Avenue, Suite 12 Miami Florida 33133 USA

("Abakan")

AND:

 Powdermet Inc., a company incorporated under the laws of Delaware, having an office at 24112 Rockwell Drive, Euclid, Ohio 44117 USA

("Powdermet")

AND:

 Mesocoat Inc., a company incorporated under the laws of Nevada, having an office at 24112 Rockwell Drive, Euclid, Ohio 44117 USA

(the "Company")

AND:

 Each other shareholder of the Company that from time-to-time executes a counterpart hereto.

1. BACKGROUND

A. The Company carries on the business of developing coatings for applications ranging from high-end aerospace applications to coatings for infrastructure such as roads and bridges.

B. The Shareholders are the registered and beneficial holders of that number of issued and outstanding common shares and Convertible Securities (as defined below) of the Company as set out in Schedule A, which shares and Convertible Securities represent the only issued and outstanding equity securities or Convertible Securities of the Company.

C. The Shareholders wish to establish their respective rights and obligations in respect of their shares in the Company and their agreement in respect of the other matters set out in this Agreement.

2. TERMS OF AGREEMENT

In consideration of the premises and the mutual covenants contained in this Agreement, the parties to this Agreement covenant and agree each with the others as follows:

Exhibit 10(i)

1.   Interpretation

1.1   **Application.**   The parties agree that this Agreement shall be effective on the date Abakan acquires 50% or more of the issued and outstanding shares of the Company (the "Effective Date").   For greater certainty, this Agreement and the provisions herein shall not apply prior to Abakan acquiring 50% or more of the issued and outstanding shares of the Company or if Abakan holds less than 50% of the issued and outstanding shares of the Company.

1.2   **Definitions.** The following words shall, whenever used in this Agreement, have the following meanings:

"Affiliate" means, with respect to any Shareholder, any Person which, directly or indirectly controls, is controlled by, or is under common control with such Shareholder;

"Arbitrator" has the meaning given to that term in subsection 10.1;

"Auditors" means:
   (a)   if the Company has appointed an auditor, the auditor of the Company most recently appointed;

   (b)   if the Company has not so appointed an auditor, the firm of certified public accountants most recently engaged by the Company to advise upon, or assist in the preparation of, review, or report on, its financial statements; or

   (c)   if the Company has not engaged any firm of certified public accountants, the firm of certified public accountants appointed in good faith by the Board;

"Board" means the board of directors of the Company;

"Business Day" means any day except Saturdays, Sundays or any U.S. federal banking holiday;

"Closing" means any closing of the purchase and sale of any Shares as provided for in this Agreement;

"Convertible Securities" means all rights, options, or warrants to purchase equity securities of the Company or any securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for equity securities of the Company;

"**Convertible Securities Holders**" means the registered legal and beneficial holders of the Convertible Securities as set forth on Schedule A;

"Default" has the meaning given to that term in subsection 5.1;

"Defaulting Shareholder" has the meaning given to that term in subsection 5.1;

"Drag Along Notice" has the meaning given to that term in paragraph 4.6(b);

"Drag Along Right" has the meaning given to that term in paragraph 4.6(a);

"**Employee Shareholders**" means each shareholder of the Company who is also an employee or officer of the Company.

"**Fully Exercising Shareholder**" has the meaning to that term in subsection 7.3;

Exhibit 10(i)

"Investment Agreement" means that certain Investment Agreement, dated as of December 9, 2009, by and among the Company, Abakan and Powdermet.

"New Securities" has the meaning given to that term in subsection 7.1;

"Nondefaulting Shareholder" has the meaning given to that term in paragraph 5.1(a);

"Offer Notice" has the meaning given to that term in subsection 7.2;

"Offered Shares" means the Shares that a Shareholder contemplates or desires to Transfer for purposes of section 4;

"Offeror" has the meaning given to that term in paragraph 4.2(a);

"Organizational Documents" means the Company's Articles of Incorporation and Bylaws, as amended or amended and restated;

"Parties" means collectively each Shareholder and the Company;

"Person" or **"person"** means any person, business or legal entity;

"Piggy-Back Notice" has the meaning given to that term in paragraph 4.7(a);

"Purchase Offer" has the meaning given to that term in paragraph 4.6(b);

"Purchase Price" means, with respect to any sale and purchase of any Shares, the amount payable to purchase such Shares as determined in accordance with the provisions of this Agreement or any other agreement applicable to that sale and purchase;

"Restricted Field" has the meaning set forth in Section 6.1(a);

"RFR Offer" has the meaning given to that term in paragraph 4.2(a);

"**Securities Act**" means the Securities Act of 1933, as amended.

"Shareholder" means in respect of the Company, any one of Abakan, Powdermet and any person or corporation who acquires shares of the Company and **"Shareholders"** means any two or more of them;

"Shares" means, in respect of each Shareholder, any or all of the shares in the capital of the Company directly or indirectly owned by that Shareholder or in respect of which that Shareholder has any right to purchase (except under this Agreement);

"Subsidiary" has the meaning given to that term in Securities Act in effect on the date hereof;

"Third Party Offer" has the meaning given to that term in paragraph 4.2(a);

"Third Party Offeror" has the meaning given to that term in paragraph 4.6(a);

Exhibit 10(i)

"Transfer" shall mean the transfer of any interest in the Shares including any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation or other transaction, whether voluntary, involuntary or by operation of law, whether in whole or in part, by which the legal or beneficial ownership of, or any security interest or other interest in any Shares, passes from one Person to another, or to the same Person in a different capacity, whether or not for value, and "to transfer", "transferred" and similar expressions have corresponding meanings;

1.3   **Meaning of Control.** As used in this Agreement, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies or affairs of a Person, whether through ownership of voting securities, by contract or otherwise, as executor, trustee or otherwise. Without limiting the foregoing, "control" where used in connection with a corporation means:

(a)   the right to exercise a majority of the votes which may be voted at a general meeting of the stockholders of such corporation; or

(b)   the right to elect or appoint directly or indirectly a majority of the directors of such corporation or other persons who have the right to manage or supervise the management of the affairs and business of the corporation.

1.4   **Accounting Terminology.** All accounting terms not expressly defined in this Agreement shall have the respective meanings usually ascribed to them in accordance with generally accepted accounting principles.

1.5   **Meaning of Pro Rata.** Unless the context otherwise requires, all rights, obligations or other matters which are, under the terms of this Agreement, to be determined on a proportionate or pro rata basis shall be determined on a basis which is pro rata or proportionate to the total number of shares of the Company issued and outstanding as of the date of such determination (on a fully-diluted basis).

1.6   **Headings.** The headings used in the Agreement are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

2.   Representations and Warranties

2.1   **Representations of Abakan.** Abakan represents and warrants to each of the other parties that:

(a)   Abakan is a corporation duly incorporated under the laws of Nevada, is a reporting company and is valid, subsisting and in good standing with respect to the filing of annual reports in the office of the Nevada Secretary of State;

(b)   Abakan has the corporate power to enter into this Agreement and to perform and observe its obligations and agreements set out in this Agreement; and

(c)   this Agreement has been duly authorized, executed and delivered by Abakan and is a valid and binding obligation of Abakan enforceable in accordance with its terms.

2.2   **Representations of Powdermet.** Powdermet represents and warrants to each of the other parties that:

Exhibit 10(i)

(a)   Powdermet is a corporation duly incorporated under the laws of Delaware, is not a reporting company and is valid, subsisting and in good standing with respect to the filing of annual reports in the office of the Delaware Secretary of State;

(b)   Powdermet has the corporate power to enter into this Agreement and to perform and observe its obligations and agreements set out in this Agreement; and

(c)   this Agreement has been duly authorized, executed and delivered by Powdermet and is a valid and binding obligation of Powdermet enforceable in accordance with its terms.

2.3   **Representations of the Company.** The Company represents and warrants to each of the other parties that:

(a)   The Company is a corporation duly incorporated under the laws of Nevada, is not a reporting company and is valid, subsisting and in good standing with respect to the filing of annual reports in the office of the Nevada Secretary of State;

(b)   The Company has the corporate power to enter into this Agreement and to perform and observe its obligations and agreements set out in this Agreement; and

(c)   This Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms.

3.   Agreement on Corporate Matters

3.1   **Corporate Matters.** The Parties agree that the corporate matters referred to in this section 3 shall be governed by the applicable provisions of this section 3, and that in the case of any inconsistency or conflict between the Organizational Documents and the provisions of this section 3, the Parties agree to cause an amendment to the Organizational Documents to ensure that the provisions of this section 3 shall govern.

3.2   **Directors.**   The Shareholders shall vote their Shares and take all other necessary actions (including to cause such party's board representative to tender his or her resignation) to ensure that the Board is composed of five directors appointed as follows:

(a)   In the event that Abakan holds less than 51% of the total issued and outstanding voting shares of the Company, Abakan shall be entitled to appoint two directors and Powdermet will be entitled to appoint two directors and the fifth director shall be appointed by Powdermet, subject to the approval of Abakan, such approval not to be unreasonably denied or delayed.

(b)   In the event that Abakan acquires and continues to hold 51% or more of the total issued and outstanding voting shares of the Company, Abakan shall be entitled to appoint two directors and Powdermet will be entitled to appoint two directors and the fifth director shall be appointed by Abakan, subject to the approval of Powdermet, such approval not to be unreasonably denied or delayed.

Exhibit 10(i)

(c) In the event that Abakan acquires and continues to hold 75% or more of the total issued and outstanding voting shares of the Company, Abakan shall be entitled to appoint three directors and Powdermet will be entitled to appoint one director and the fifth director shall be appointed by Abakan, subject to the approval of Powdermet, such approval not to be unreasonably denied or delayed.

(d) Subject to the foregoing, if a position on the Board formerly held by a director is open for any other reason, the Shareholder whose nominee formerly occupied such position shall be entitled to nominate a new director to fill the vacancy.

3.3 **Failure to Vote.** In the event that a director shall fail to vote and act to carry out the provisions of this Agreement, the Shareholders shall exercise their rights as shareholders of the Company to remove such director from the Board and, subject to subsection 3.2, to elect in his or her place an individual who will use his or her best efforts to carry out the provisions of this Agreement.

3.4 **New Shareholders.** As a condition precedent to the issuance of any new shares by the Company, including shares issued in connection with the exercise of stock options, the Company shall cause such new shareholders to enter into and become a party to this Agreement and be bound by the terms and conditions herein.

3.5 **Conduct of Business.** The Company and Shareholders covenant and agree with Powdermet, that during the period from the date of this Agreement until the earlier of (i) the date on which Powdermet, the Employee Shareholders and the Convertible Securities Holders cease to collectively hold common shares of the Company (or the right to acquire common shares), representing at least 26% of the issued and outstanding common shares of the Company (on a fully-diluted basis) (ii) the date this Agreement is terminated in accordance with its terms, unless Powdermet otherwise consents in writing or as otherwise unanimously approved by the Board (including the vote or consent of a director appointed by Powdermet), that neither the Company nor any Subsidiary will, and the Shareholders will not permit the Company or any Subsidiary to:

(a) issue, sell, pledge, hypothecate, lease, dispose of or encumber any shares or other securities or any right, option or warrant with respect thereto other than the issuance of shares pursuant to the exercise of existing Convertible Securities;

(b) amend or propose to amend the Organizational Documents;

(c) split, combine or reclassify any of its securities or declare or make any distribution or distribute any of its properties or assets, other than as provided herein;

(d) other than in the ordinary course of business, (A) enter into or amend any employment contracts with any other officer or senior management employee, (B) create or amend any employee benefit plan or (C) make any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors, officers, employees or consultants;

(e) except in the ordinary course of business consistent with past practice, enter into any agreement or arrangement granting any rights to purchase or lease any of the Company's assets or requiring the consent of any third party to the transfer, assignment or lease of any of the Company's assets;

Exhibit 10(i)

(f)   except in the ordinary course of business consistent with past practice, including factoring receivables (but excluding the factoring of payables), sell, lease, sublease, assign or transfer (by tender offer, exchange offer, merger, amalgamation, sale of shares or assets or otherwise) any of the Company's assets having an individual value of greater than $50,000, or cancel, waive or compromise any debts or claims, including accounts payable to and receivable from affiliates having a value greater than $50,000;

(g)   settle any outstanding claim, dispute, litigation matter, or tax dispute in excess of $50,000;

(h)   transfer any assets of the Company to any Shareholder or Affiliate of any Shareholder or assume any indebtedness from any Shareholder or any Affiliate of any Shareholder or enter into any other related party transaction other than employment related transactions in the ordinary course of business;

(i)   declare or pay, or agree to declare or pay, any dividend, salary, bonus, fees or other amount by the Company or any of its Subsidiaries to any Shareholder or Affiliate of a Shareholder;

(j)   enter into, execute, acknowledge, amend, or supplement, any Material Contract on behalf of the Company or any of its Subsidiaries and, for this purpose, "Material Contract" means any of the following:

    (i)   any contract, agreement or other instrument to be entered into by the Company or any of its Subsidiaries with any Shareholder or an Affiliate of a Shareholder; and

    (ii)   any material contract, agreement or other instrument to be entered into by the Company or any of its Subsidiaries (other than any contract, agreement or other instrument providing for the incurrence of indebtedness, which is governed by subsection 3.8) which may in the aggregate over the term of the contract, agreement or instrument involve an obligation of the Company, or any of its Subsidiaries, to pay in excess of $500,000;

(k)   wind-up or liquidate the Company or any of its Subsidiaries, institute any proceedings to be adjudicated a bankrupt or insolvent, consent to the institution of such proceedings against the Company or any of its Subsidiaries, consent to the filing of any such petition or to the appointment of a receiver or receiver-manager of the property of the Company or any of its Subsidiaries, make a general assignment for the benefit of creditors, file a proposal to settle payments of creditors' liabilities, admit in writing of the insolvency of the Company or any of its Subsidiaries, or the take of any corporate action in furtherance of any of the aforesaid purposes;

(l)   sell, lease or license all or substantially all of the assets of the Company or any Subsidiary;

(m)   redeem, repurchase or retire for value of any shares or other securities of the Company (whether or not such repurchase or retirement is permitted under the provisions of this Agreement) other than such redemptions, purchases or offers to purchase that are made pursuant to contracts existing on the date of this Agreement; or

(n)   enter into any agreement or understanding to do any of the foregoing.

Exhibit 10(i)

3.6 **Ordinary Course.** The business of the Company shall be conducted in the ordinary course of business, and the Company shall use all commercially reasonable efforts to maintain and preserve its business, the company assets and business relationships.

3.7 **Material Adverse Effect.** The Company shall notify Powdermet of any material adverse effect on its business, operations, results of operations, assets, capitalization or financial condition.

3.8 **Incurrence of Indebtedness.** Abakan and the Company covenants and agrees with Powdermet, that during the period from the date of this Agreement until the earlier of the date on which Powdermet holds less than 15% of the issued and outstanding common shares of the Company, unless Powdermet otherwise consents in writing or as otherwise unanimously approved by the Board (including the vote or consent of a director appointed by Powdermet), neither the Company nor any Subsidiary will, enter into any contract, commitment or agreement, calculated cumulatively, under which it would incur indebtedness of any kind, for any amount in excess of (a) 25% of the aggregate purchase price paid by Abakan to the Company for common shares issued by the Company to Abakan in the case of indebtedness occurred for any purpose other than the purposes described in clause (b), or (b) for any amount in excess of 200% of the aggregate purchase price paid by Abakan to the Company for common shares issued by the Company to Abakan in the case of indebtedness incurred to the finance the infrastructure and logistics required to complete major contracts with government authorities or Fortune 500 companies.

3.9 **Stock Option Plan.** As soon as reasonably practicable after the date of this Agreement, Abakan shall establish and maintain an employee incentive stock option plan to provide for grants of options or other rights to purchase common shares of Abakan to officers, directors, employees and consultants of the Company of not less than 2,000,000 shares of the common stock of Abakan.

4. Restrictions on Transfer

4.1 **Restriction on Transfer.** No Shareholder shall Transfer all or any part of its Shares to any Person, whether or not a Shareholder, except as otherwise expressly provided in this Agreement or in the Investment Agreement.

4.2 **Right of First Refusal.** Except as otherwise expressly permitted in this Agreement or in the Investment Agreement:

(a) no Shareholder shall transfer any or all of its Shares unless that Shareholder ("Offeror") first offers by notice in writing (the "RFR Offer") to each other Shareholder the prior right to purchase, receive or otherwise acquire the Shares;

(b) the RFR Offer must set forth:

(i) the number of Shares that the Offeror desires to sell;

(ii) the price, in lawful money of the United States, for the Offered Shares;

(iii) the terms and conditions of the sale;

Exhibit 10(i)

(iv)   that the RFR Offer is open for acceptance for a period of 28 days after receipt of such RFR Offer by the other Shareholders and request that each other Shareholder state in writing whether it is willing to purchase any of the Offered Shares and, if so, the maximum number it is willing to purchase; and

(v)   whether or not the Offeror has received any offer to purchase the Offered Shares (the "Third Party Offer") which it is prepared to accept and, if it has, the name and address of the party making that offer and the price, terms of payment and other terms and conditions of such offer;

(c)   Upon the expiration of the 28-day notice period provided in paragraph (b) above, if the Offeror has received from the other Shareholders sufficient acceptances to purchase all of the Offered Shares, the Company shall thereupon apportion the Offered Shares among the other Shareholders so accepting *pro rata* in proportion to the number of shares held by each of them respectively up to the number of Offered Shares accepted by each of them respectively. If the Offeror has not received sufficient acceptances to purchase all of the Offered Shares, the Company shall have (subject to subsection 3.5(m)) 14 days thereafter to purchase such portion of the Offered Shares that were not accepted by the other Shareholders on the same terms as contained in the RFR Offer;

(d)   if the Company does not accept the offer to purchase such portion of the Offered Shares that were not accepted by the other Shareholders the Offeror may for a period of 90 days after the expiration of the period for acceptance by the Company, sell, transfer or otherwise dispose of the Offered Shares to any Person other than a Shareholder or the Company provided that:

(i)   the Offeror may not sell less than all the Offered Shares;

(ii)   the Offeror shall sell the Offered Shares for cash at Closing, free and clear of encumbrances, and on terms which are identical to those specified in the RFR Offer;

(iii)   the Offeror shall not sell any of the Offered Shares to any person, unless at the time of the sale that person complies with subsection 4.5; and

(iv)   if the Offeror has not transferred the Offered Shares or any of them within the 90-day period, then the provisions of this subsection 4.2 shall again become applicable to all of the Offered Shares not disposed of within the 90-day period.

(e)   Upon the Company's receipt of an acceptance to purchase all or any part of the Offered Shares and after an apportionment has been made pursuant to paragraph (c) above, if necessary, a binding contract of purchase and sale between the Offeror and the Shareholder who transmitted such acceptance shall be deemed to come into existence on the terms set out in this Agreement and the RFR Offer.

Exhibit 10(i)

(f)   After an apportionment has been made pursuant to paragraph (c) above and upon payment of the price for the Offered Shares apportioned, the Offeror shall be bound to transfer those shares in accordance with that apportionment and if the Offeror fails to do so the Company shall cause the names of the purchasing Shareholders to be entered in the register of members of the Company as the holders of those shares and shall cancel the share certificates previously issued to the Offeror representing those shares whether they have been produced to the Company or not. Payment to the Company, as agent for the Offeror, of the Purchase Price shall be sufficient payment by the purchasing Shareholders and entry of the transfers in the register of members of the Company shall be conclusive evidence of the validity of the transfers. Upon completion of the transfers, and delivery of the share certificates duly endorsed in blank for transfer, the Company shall pay the Purchase Price to the Offeror.

(g)   The provisions as to transfers of Shares contained in paragraphs (a), (b), (c), (d) of this subsection 4.2 shall not apply:

  (i)   if, before the proposed transfer of Shares is made, the other Shareholders waive their rights to receive the RFR Offer; or

  (ii)   to any transfer of Shares pursuant to the provisions of subsection 4.3 of this Agreement.

4.3   **Transfer to Affiliates.**   Notwithstanding subsections 4.1 and 4.2, any Shareholder may sell, transfer or otherwise dispose of all, but not less than all, of its Shares to an Affiliate controlled by such Shareholder provided that, prior to any such transfer, the Shareholder and the Affiliate enter into an agreement with the other parties to this Agreement, in form and content acceptable to such parties and the Company, which provides that:

(a)   all of the Shareholder's Shares will be transferred to the Affiliate;

(b)   the Affiliate will remain an Affiliate controlled by the Shareholder for so long as the Affiliate holds the Shares;

(c)   prior to the Affiliate ceasing to be an Affiliate controlled by the Shareholder, the Affiliate will transfer its Shares to the Shareholder or to another Affiliate controlled by the Shareholder, and that such other Affiliate will enter into an agreement similar to this Agreement with the other Shareholders and the Company;

(d)   the Affiliate will otherwise be bound by and have the benefit of the provisions of this Agreement; and

(e)   the obligations of the original Shareholder hereunder shall not in any way be released and shall continue in full force and effect.

4.4   **No Transfer by Defaulting Shareholder.** Notwithstanding any other provision of this Agreement, except as required by the terms of this Agreement, no Shareholder shall be entitled to sell, transfer, assign or otherwise dispose of its Shares, or any portion thereof, without the prior written consent of the other Shareholders, if it is at that time a Defaulting Shareholder, unless prior to or concurrently with that sale, transfer or other disposition it ceases to be a Defaulting Shareholder.

Exhibit 10(i)

4.5   **Further Restriction of Transfer.** No Shareholder shall Transfer all or any portion of its Shares to any Person, whether or not a Shareholder, who is not a party to or has not agreed to be bound by this Agreement until such Person subscribes to or agrees to be bound by this Agreement. Each Shareholder acknowledges that no Shares or other securities issued by the Company have been registered under the Securities Act or any state securities laws and no Shares may be Transferred without registration under the Securities Act and applicable state securities laws or an opinion or counsel or other evidence, satisfactory to the Company, that such registration is not required.

4.6   **Drag Along Rights.**

(a)   If:

(i)   a Shareholder which owns more than 50% of the issued and outstanding shares of the Company (a "Majority Shareholder") receives, from an arm's length third party (the "Third Party Offeror"), a bona fide Third Party Offer to purchase all of its Shares;

(ii)   the Majority Shareholder has complied with the provisions of subsection 4.2 with respect to the sale of the Offered Shares;

(iii)   neither the Shareholders entitled to receive the RFR Offer nor the Company has completed a purchase of the Offered Shares in accordance with the provisions of subsection 4.2; and

(iv)   the Majority Shareholder has accepted the Third Party Offer;

then the Majority Shareholder shall have the right (the "Drag Along Right") to require the other Shareholders to sell all but not less than all of the Shares held by them to the Third Party Offeror for the consideration and on the terms and conditions provided in paragraph 4.6(b).

(b)   The Drag Along Right may only be exercised by the Majority Shareholder giving a written notice (a "Drag Along Notice") to each of the other Shareholders, which notice:

(i)   shall stipulate the name of the Third Party Offeror, and the time, date and place of completing the sale of the Offered Shares which the other Shareholders are being required to make;

(ii)   shall be accompanied by a copy of the Third Party Offer and by a written offer (the "Purchase Offer") from the Third Party Offeror offering to purchase from each other Shareholder all of the Shares held by such other Shareholder for the same per Share and on the same terms and conditions as are contained in the Third Party Offer; and

(iii)   shall be given not less than 15 days prior to the date fixed for completion of the transaction provided for by the Purchase Offer.

If a Drag Along Notice has been given, then during the period between the giving of such Drag Along Notice and the day following the day fixed for completion of the transactions contemplated by the Purchase Offer to which such Drag Along Notice relates, no further Drag Along Notice may be given.

Exhibit 10(i)

(c) Promptly following its receipt of the Purchase Offer (and in any event within 10 days after its receipt thereof), each other Shareholder shall duly execute the Purchase Offer and deliver it in accordance with the terms of the Purchase Offer, provided that no Shareholder will be required to make any representations or warranties to the Third Party Offeror or any other Person in connection with such Purchase Offer other than with respect to such Shareholder's power, capacity and authority to Transfer its Shares and such Shareholder's title to its Shares, and no Shareholder will be required to agree to indemnify, or otherwise undertake any liability to, the Third Party Offeror or any other Person in connection with such Purchase Offer in excess of the purchase price received by such Shareholder for the Transfer of its Shares.

(d) At the time of completing any sale of its Shares contemplated by this subsection 4.6, each Shareholder shall deliver to the Third Party Offeror share certificates for the Shares which are to be sold by such Shareholder to the Third Party Offeror, duly endorsed in blank for transfer, against satisfaction in full of the price for such Shares in accordance with the terms of the Purchase Offer.

4.7 **Piggy-Back Rights.**

(a) If, at any time, a Majority Shareholder receives a bona fide Third Party Offer from a Third Party Offeror to purchase all or any portion of the Shares held by or on behalf of the Majority Shareholder, the Majority Shareholder shall not accept such Third Party Offer unless:

   (i) the Majority Shareholder has first complied with the provisions of subsection 4.2 with respect to the sale of its Shares;

   (ii) the Third Party Offeror has agreed to purchase from each of the Electing Shareholders other than the Majority Shareholder all, or the same percentage, of the Shares held by or for the benefit of the other Shareholders that the Third Party Offeror is offering to purchase from the Majority Shareholder, for the same per Share and on the same terms and conditions as set out in the Third Party Offer;

   (iii) the Majority Shareholder has delivered to the other Shareholders a copy of such Third Party Offer and a notice in writing (the "Piggy-Back Notice") specifying that the Majority Shareholder is prepared to accept such Third Party Offer; and

   (iv) if the other Shareholders elect to sell their Shares to the Third Party Offeror pursuant to subparagraph 4.7(b)(i), the Third Party Offeror has executed such agreements or documents reasonably acceptable to the other Shareholders to reflect the agreement referred to in subparagraph 4.7(a)(ii).

(b) Following receipt by the other Shareholders of a Piggy-Back Notice, each of the other Shareholders shall have the right, exercisable within 30 days from the date of its receipt of the Piggy-Back Notice, to notify the Majority Shareholder in writing:

   (i) that such Shareholder is electing to sell its Shares to the Third Party Offeror at the same prices per Share and on the same terms and conditions set out in the Third Party Offer (each an "Electing Shareholder"); or

   (ii) that such Shareholder is electing not to sell its Shares to the Third Party Offeror.

Exhibit 10(i)

(c)   If any of the other Shareholders does not notify the Offeror in writing within the period of 30 days provided in paragraph 4.7(b) of the election by the other Shareholder to sell its Shares to the Third Party Offeror pursuant to subparagraph 4.7(b)(i), the other Shareholder shall be deemed to have elected not to sell its Shares to the Third Party Offeror.

(d)   (i)   Provided that the Majority Shareholder has complied with paragraph 4.7(a), following the expiration of the 30-day period referred to in paragraph 4.7(b) the Majority Shareholder and the Electing Shareholders may, for 30 days thereafter, sell their Shares to the Third Party Offeror (or its nominee), at the same prices per Share and on the same terms and conditions as set out in the Third Party Offer.

      (ii)   The Majority Shareholder and any Electing Shareholder shall not sell all or any portion of their Shares pursuant to subparagraph 4.7(d)(i) to any person other than the Third Party Offeror (or its nominee) or at any price or on terms different from those set out in the Third Party Offer.

5.   Default

5.1   **Events of Default.** An event of default (a "Default") arises if a Shareholder (a "Defaulting Shareholder"):

(a)   fails to observe, perform or carry out any of its obligations under this Agreement and such failure continues for 30 days after any Shareholder not in default (the "Nondefaulting Shareholder" individually and the "Nondefaulting Shareholders" collectively) gives a written notice of such default to the Defaulting Shareholder and the Company, which notice shall set out particulars of the Default and demand that the Default be cured; or

(b)   fails to take reasonable actions to prevent or defend any action, proceeding, seizure, execution, or attachment which claims possession, sale, foreclosure, the appointment of a receiver or receiver-manager of his or her assets, or forfeiture or termination of or against, any of the Shares held by the Defaulting Shareholder, and such failure continues for 30 days after a Nondefaulting Shareholder has in writing demanded that such actions be taken or the Defaulting Shareholder fails to defend successfully any such action, proceeding, seizure, execution or attachment.

5.2   **Remedies.** If a Default occurs under subsection 5.1, any one or more of the Nondefaulting Shareholders may:

(a)   pursue any remedy available in law or in equity, each Shareholder acknowledging that specific performance, injunctive relief (mandatory or otherwise) or other equitable relief may be the only adequate remedy for a Default; or

(b)   waive the Default, provided that any waiver of a particular Default shall only be effective if it is in writing, signed by the Nondefaulting Shareholder(s), shall not operate as a waiver of any subsequent or continuing Default, and shall not be binding upon, or limit the remedies available to, any Nondefaulting Shareholder who has not signed such waiver.

Exhibit 10(i)

6.   Non-Competition and Confidentiality

6.1   **Covenants of Shareholders.** Without the prior consent of the Company, such consent not to be unreasonably withheld, so long as a Shareholder owns any Shares and for a period of one year after the Shareholder ceases to own any Shares, the Shareholder shall not, either directly or indirectly:

(a)   carry on or be engaged in or advise, lend money to, guarantee the debts or obligations of or permit the Shareholder's name to be used or employed by any Person which is competitive with any business which is being carried on by the Company in the field of wear and corrosion resistant coatings (the "Restricted Field") or in the field of the Technology as defined in the Investment Agreement at the time the Shareholder ceases to own any Shares;

(b)   attempt to solicit any business or customers away from the Company in the Restricted Field;

(c)   commit any malicious act intended to impair relations between the Company and its customers or employees; or

(d)   use or disclose to any person, except to duly authorized officers and employees of the Company or its Subsidiaries, any trade secret, business data or other confidential or proprietary information acquired by reason of the Shareholder's involvement and association with the Company or any of its Subsidiaries, provided that no Shareholder is prohibited from disclosing any such information to the Shareholder's legal advisors as necessary to monitor the Shareholder's investment in the Company or obtain advice on the Shareholder's rights and obligations as a Shareholder of the Company or from disclosing any such information to any Person to the extent required by an applicable law or order.

(e)   Notwithstanding anything to the contrary in this Section 6.1, Powdermet is not prohibited or restricted from (i) disclosing any trade secret, business data or other confidential or proprietary information of the Company to any governmental agencies as required for reporting and compliance purposes under any current or future government contracts to which the Company is a party and for which Powdermet acts as the reporting prime contractor or (ii) engaging in business in the Restricted Field for the purpose of carrying out or performing under any such contracts or other contracts to which both the Company and Powdermet are parties.

6.2   **Breach of Shareholders' Covenants.** Each of the parties acknowledges that by reason of its unique knowledge of and association with the business of the Company and its Subsidiaries, the scope of the covenants in subsection 6.1 are reasonable and commensurate with the protection of the legitimate interests of the Company and that a breach by any party of any of the covenants contained in subsection 6.1 could result in damages to the Company and that the Company may not be adequately be compensated for such damages by a monetary award. The parties therefore acknowledge that in the event of any such breach, in addition to all other remedies available to the Company at law or in equity, the Company may be entitled to such relief by way of restraining order, injunction, decree, declaration or otherwise as may be appropriate to ensure compliance with the provisions of subsection 6.1 as may be granted by a court of competent jurisdiction. Each of the parties further acknowledges that the covenants contained in section 6 continue in force even if the remainder of this Agreement is terminated for any reason whatsoever other than the agreement in writing of all the parties and is severable for such purpose.

Exhibit 10(i)

7.   Preemptive Rights.

7.1   **Preemptive Rights.** Subject to subsection 7.5 and applicable securities laws, if the Company proposes to offer or sell any equity securities or Convertible Securities of the Company (collectively, "New Securities"), the Company shall first offer such New Securities to each Shareholder prior to offering the New Securities to any other Person. Each Shareholder shall be entitled to purchase such Shareholder's pro rata share of the New Securities based upon the percentage that such Shareholder's Shares bears to the total number of common shares of the Company then outstanding (on a fully-diluted basis) before giving effect to the issuance of the New Securities.

7.2   **Notice and Offer.** Prior to offering the New Securities to any Persons other than the Shareholders, the Company shall give notice (an "Offer Notice") to each Shareholder stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

7.3   **Acceptance.** By notification to the Company in writing within 20 days after the Offer Notice is given, each Shareholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to such Shareholder's pro rata share of the New Securities. At the expiration of such 20 day period, the Company shall promptly notify each Shareholder that elects to purchase or acquire all the New Securities available to it (each, a "Fully Exercising Shareholder") of any other Shareholder's failure to elect to purchase or acquire all of the New Securities available to such Shareholder. During the 10 day period commencing after the Company has given such notice, each Fully Exercising Shareholder may, by giving notice in writing to the Company, elect to purchase or acquire up to all of the New Securities that were not subscribed for by the other Shareholders.   If the Fully Exercising Shareholders collectively elect to purchase more New Securities than that remain available to purchased, each Fully Exercising Shareholder will be entitled to purchase its pro rate share of the New Securities that remain available to be purchased based upon the percentage that such Fully Exercising Shareholder's Shares bears to the total number of common shares held by all Fully Exercising Shareholders (on a fully diluted basis), provided that no Fully Exercising Shareholder will be entitled to purchase a greater number of New Securities than such Fully Exercising Shareholder elected to purchase pursuant to the immediately preceding sentence. The closing of any sale pursuant to this subsection 7.3 shall occur within the earlier of 90 days after the date that the Offer Notice is given or the date of first sale of New Securities pursuant to subsection 7.4.

7.4   **Subsequent Issuance and Sale.** If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in subsection 7.3, the Company may, during the 90 day period following the expiration of the periods provided in subsection 7.3, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, such New Securities may not be offered unless first reoffered to the Shareholders in accordance with subsection 7.2.

7.5   **Exempted Issuances.** Notwithstanding anything to the contrary in this Agreement, New Securities shall not include any of the following securities: (a) common shares and other equity securities issued upon the conversion or exercise of Convertible securities outstanding as of the date of this Agreement, or (b) the shares of the Company issued to Abakan pursuant to Article 10 in the Investment Agreement.

Exhibit 10(i)

8.   Information Rights.

8.1   **Annual Financial Statements.** The Company shall deliver to each Shareholder as soon as reasonably practicable, but in any event within 120 days after the end of each fiscal year of the Company (a) a balance sheet as of the end of such fiscal year, (b) statements of income and of cash flows for such fiscal year, and (c) a statement of stockholders' equity as of the end of such fiscal year, all such financial statements audited and certified by the Auditors.

8.2   **Quarterly Financial Statements**. As soon as practicable, but in any event within 45 days after the end of each of the first three (3) quarters of each fiscal year of the Company, the Company shall deliver to each Shareholder (a) unaudited statements of income and of cash flows for such fiscal quarter, (b) an unaudited balance sheet as of the end of such fiscal quarter and (c) a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (x) be subject to normal year-end audit adjustments and (y) not contain all notes thereto that may be required in accordance with GAAP).

8.3   **Budget**. As soon as practicable, but in any event 30 days before the end of each fiscal year, the Company shall deliver to each Shareholder a budget and business plan for the following fiscal year, approved by the Board and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

8.4   **Other Information**. The Company shall provide to each Shareholder such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as such Shareholder may from time to time reasonably request.

9.   Termination of Agreement

9.1   **Method of Termination.** This Agreement shall terminate upon the execution of an agreement of termination of this Agreement in writing by each of the Company, Abakan and Powdermet.

9.2   **Termination Shall Not Affect Right to Receive Money.** No termination of this Agreement shall affect the right of any party to whom money is owed at the time of termination to receive that money according to the provisions of this Agreement, or affect any other rights of that party under this Agreement.

10.   Arbitration

10.1   **Arbitration.** All matters in difference between the parties in relation to this Agreement shall be referred to the arbitration under the New York Arbitration Act by a single arbitrator, if the parties agree upon one, otherwise to three arbitrators, one to be appointed by each party and a third to be chosen by the first two named before they enter upon the business of arbitration. The award and determination of the arbitrator or arbitrators or any two of the three arbitrators shall be binding upon the parties and their respective heirs, executors, administrators and assigns.

10.2   **Final and Binding.** The decision of the Arbitrator on all issues or matters submitted to the Arbitrator for resolution shall be conclusive, final and binding on all of the parties.

10.3   **Costs.** The Arbitrator shall determine who shall bear the costs of arbitration pursuant to this section 10.

Exhibit 10(i)

11. General

11.1 **Gender, Plural and Singular.** In this Agreement, the masculine includes the feminine and the neuter genders and the plural includes the singular and vice versa and modifications to the provisions of this Agreement may be made accordingly as the context requires.

11.2 **Legend on Share Certificates.** All share certificates issued by the Company (including existing certificates) shall have typed or otherwise written thereon the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OR STATE SECURITIES LAWS OR AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF AN AGREEMENT DATED AS OF _____ __, 20__ AMONG THE COMPANY AND ITS SHAREHOLDERS, WHICH AGREEMENT CONTAINS RESTRICTIONS ON THE RIGHT OF THE HOLDER HEREOF TO SELL, EXCHANGE, TRANSFER, ASSIGN, GIFT, PLEDGE, ENCUMBER, HYPOTHECATE OR OTHERWISE ALIENATE THE SHARES REPRESENTED HEREBY AND NOTICE OF THOSE RESTRICTIONS IS HEREBY GIVEN."

11.3 **Amendments.** This Agreement may be amended only by a writing duly executed by each of the Company, Abakan and Powdermet.

11.4 **Proper Law of Agreement.** This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to the internal conflict of laws principles thereof.

11.5 **Invalidity.** The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision and any such invalid or unenforceable provision shall be deemed to be severable. The parties shall negotiate in good faith to replace any provision that is so adjudged invalid or unenforceable with a provision that will provide to the parties to this Agreement, to the maximum extent possible under applicable law, the rights, obligations and benefits of the invalid or unenforceable provision.

11.6 **Inclusive Language.** The word "including", when followed by any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, but rather it is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

11.7 **Time of the Essence.** Time shall be of the essence of this Agreement.

11.8 **Notices.** Any notice, payment or other communication required or permitted to be given or served pursuant to this Agreement shall be in writing and shall be delivered personally, by email, facsimile transmission or overnight courier to the party concerned addressed as follows:

Exhibit 10(i)

If to Abakan:

By mail to Abakan Inc., 2829 Bird Avenue, Suite 12, Miami FL 33133 USA; by fax to 786-347-7706; or by email to the attention of Robert Miller at robert.miller@abakaninc.com.

If to Powdermet:

By mail to Powdermet Inc., 24112 Rockwell Dr, Euclid, OH 44117 or by email to the attention of Andrew Sherman at ajsherman@powdermet.com.

If to the Company:

By mail to MesoCoat Inc., 24112 Rockwell Dr, Euclid, OH 44117, or by email to the attention of Andrew Sherman at ajsherman@mesocoat.com

or to any other address as may from time to time be notified in writing by any of the parties. Any notice, payment or other communication shall be deemed to have been given on the day delivered, if delivered by hand, facsimile transmission or email or on the following Business Day if delivered by overnight courier; provided that if there shall be at the time or within four Business Days of mailing a mail strike, slow-down or other dispute that might affect delivery by courier, then the notice, payment or other communication shall be effective only when actually delivered.

11.9 **Shareholders to Take Further Steps.** Each Shareholder shall take all reasonable and necessary actions (including amending the Organizational Documents of the Company) and shall exercise that Shareholder's rights as a Shareholder of the Company to cause the Company to pass all necessary resolutions and effect all necessary corporate acts to comply with the intent and provisions of this Agreement, including the convening and attending at meetings, voting approval of necessary resolutions, or otherwise as may be necessary for the purpose of this Agreement.

11.10 **Entire Agreement.** The provisions of this Agreement constitute the entire agreement between the parties and supersede all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter of this Agreement.

11.11 **Enurement.** This Agreement shall enure to the benefit of and be binding upon the parties and, except as otherwise provided or as would be inconsistent with the provisions of this Agreement, their respective heirs, executors, administrators, successors and permitted assigns, provided that no party may assign its rights, or delegate its duties, under this Agreement other in connection with the Transfer of all of the Shares held by such Shareholder in accordance with the terms of this Agreement.

Exhibit 10(i)

AS EVIDENCE OF THEIR AGREEMENT, the parties have executed this Agreement as of the date and year first above written.

Abakan Inc.

/s/ Robert Miller
Per: Authorized Signatory
Robert Miller
Name:

Powdermet Inc.

 /s/ Andrew Sherman
Per: Authorized Signatory
Andrew Sherman
Name

MesoCoat Inc.

/s/ Andrew Sherman
Per: Authorized Signatory
Andrew Sherman
Name

[Other Shareholders]

Exhibit 99

ABAKAN INC.

NEWS RELEASE

ABAKAN INVESTS IN NANOCOMPOSITE CERAMIC-METALLIC COATINGS TECHNOLOGY AND COMPLETES PRIVATE PLACEMENT

December 14, 2009 – Miami, Florida – Abakan Inc. (ABKI.OB) is pleased to announce that it has entered into an investment agreement with MesoCoat, Inc., an Ohio based advanced nanocomposite ceramic-metallic (cermet) coatings company ("MesoCoat") and Powdermet, Inc., its majority shareholder.

MesoCoat is building a diversified, patented product platform that consists of environmentally friendly coating compositions and breakthrough methods of applying coatings to large surface areas. MesoCoat was formed in 2007 to develop and commercialize its line of proprietary nanocomposite coating materials, and its fusion application technologies licensed from Oak Ridge National Laboratories. Initially, MesoCoat is focusing on obtaining product certification to introduce its PComP™ nanocomposite cermet chrome replacement materials in the aerospace and oilfield service industries and MesoCoat's CermaClad™ nanostructured metallurgically-bonded claddings into the oil and gas pipeline market. In the longer term, MesoCoat will introduce CermaClad™ into broader infrastructure and heavy industrial markets. MesoCoat's products address both the needs of OEM manufacturers and facility owner-operators, as well as maintenance and repair organizations (MROs) in the infrastructure, transportation, oil and gas, construction, mining, utilities, and agricultural markets.

MesoCoat's suite of nano-enabled coating technologies offers vast performance, economic, and environmental advantages over today's market-leading cladding and coating solutions to combat wear and corrosion in the world's toughest environments. MesoCoat's patented PComP™ nanocomposite cermet materials offer the combined advantages of higher performance, and greater toughness and durability at a lower installed cost than competing and emerging alternatives, and are also substantially less toxic than other options. MesoCoat's patent pending CermaClad™ large area coatings and claddings provide metallurgically bonded coatings that can be applied at a fraction of the cost of the roll-bonded or weld clad products that they replace.

The investment agreement requires a series of investments over time the first of which has caused Abakan to acquire a non-controlling interest in MesoCoat. Additional investment amounts will increase Abakan's holdings to a controlling interest. MesoCoat has previously benefited from investment by JumpStart Ventures, a Cleveland-based non-profit venture development organization.

The first investment amount will be paid from Abakan's recently completed private placement of 4.6 million units at $0.50 per unit. Each unit is comprised of one (1) share of common stock and one half (½) share purchase warrant that entitles the holder to purchase one (1) additional common share in exchange for one (1) share purchase warrant for a period of two (2) years at a purchase price of $0.75 per share.

Robert Miller, Abakan's chief executive officer, stated that "MesoCoat's suite of products represent the rare combination of a technology that is cheaper to utilize, is longer lasting and environmentally superior to the products that it will replace. We are confident that these technologies will transform the economics of multiple industries while offering substantial social benefit."

Exhibit 99

Forward Looking Statements

A number of statements contained in this press release are forward-looking statements. These forward-looking statements involve a number of risks and uncertainties including technological obsolescence, market acceptance of future products, competitive market conditions, and the sufficiency of capital resources. The actual results Abakan may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Abakan encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-K and Form 8-K. Abakan's public filings may be viewed at www.sec.gov

Abakan Inc.

Contact:

Robert Miller   Chief Executive Officer
Phone: (786) 206-5368
Email: robert.miller@abakaninc.com